

June 5, 2012

Via E-mail
Michael W. Yackira
Director and Chief Executive Officer
NV Energy, Inc.
Nevada Power Company
Sierra Pacific Power Company
6226 West Sahara Avenue
Las Vegas, Nevada 89146

> **Re: NV Energy, Inc.**
> **Nevada Power Company**
> **Sierra Pacific Power Company**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File Nos. 1-08788, 2-28348 and 0-00508**

Dear Mr. Yackira:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

1.   You identify a number of factors contributing to changes in consolidated net income for each year under the "Overview of Major Factors Affecting Results of Operations" subheading on page 43. You also identify significant factors contributing to changes in gross margin, operating revenues, energy costs, other operating expenses and other income (expense) in your discussion and analysis of results of operations of Nevada Power Company and Sierra Pacific Power Company. Please tell us your consideration of disclosing the extent to which consolidated net income and components of revenues and

Michael W. Yackira
NV Energy, Inc.
Nevada Power Company
Sierra Pacific Power Company
June 5, 2012
Page 2

expenses, as applicable, was affected by each of the factors you describe in these sections. Refer to Item 303(a)(3)(i) of Regulation S-K.

Notes to Financial Statements, page 104

Note 8. Debt Covenant and Other Restrictions, page 127
Dividends from Subsidiaries, page 127

2.   We note the disclosure in the first paragraph on page 128 that: (i) certain agreements entered into by the Utilities set restrictions on the amount of dividends they may declare and pay, but those restrictions are suspended and no longer in effect so long as the debt remains investment grade by S&P and Moody's; and (ii) you do not believe the Federal Power Act would be construed or applied by the FERC to prohibit the payment of dividends by the Utilities. However, it appears based on your disclosure in the last paragraph on page 127 that the amount of dividends that the Utilities may declare and pay is also impacted by the state utility commission. As such, please tell us the specific provisions of the state utility commission which impact the amount of dividends that the Utilities may declare and pay and how these provisions impact the computation of restricted net assets of subsidiaries. In responding to the comment, please tell us the amount of restricted net assets of subsidiaries, as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of the most recently completed fiscal year and how you computed the amount. If restricted net assets of the Utilities exceed 25 percent of NVE's consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X. Please note the requirement to provide Schedule I is premised on the fact that holding companies of subsidiaries subject to some degree of regulation may not exercise the level of control which consolidated financial statements lead users to presume. The cited industries in ASR 302 are banking and insurance but such guidance applies to any holding company in which the ability to transfer net assets to the parent is limited. Thus please ensure your response comprehends the spirit upon which the Rule is based.

Note 11. Retirement Plan and Post-Retirement Benefits, page 135

3.   Please tell us why pension benefits paid as disclosed in the table of changes in plan assets differs from the amounts disclosed in the table of changes in pension benefit obligations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Michael W. Yackira
NV Energy, Inc.
Nevada Power Company
Sierra Pacific Power Company
June 5, 2012
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief